UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

                            GAM AVALON LANCELOT, LLC
                       (Name of Subject Company (issuer))

                       GAM AVALON LANCELOT, LLC (OFFEROR)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                             KENNETH A. DURSHT, ESQ.
                                C/O GAM USA INC.
                              135 EAST 57TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 407-4600
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                               the filing persons)

                                 WITH A COPY TO:
                           CHRISTOPHER M. WELLS, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969 3600

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation:  $ 19,592,696 (a)     Amount of Filing Fee:   $ 2,306 (b)
================================================================================

     (a) Calculated as the aggregate maximum purchase price for limited liability company interests.

     (b)  Calculated at 117.70 per $1,000,000 of Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid:   _____________
                     Form or Registration No.: _____________
                     Filing Party: ______________
                     Date Filed:   ______________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the appropriate boxes below to designate any transactions to which the statement relates:


[_]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ?

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


       This Tender Offer Statement on Schedule TO relates to the Offer (as defined below) by GAM Avalon Lancelot, LLC, a Delaware limited liability company and a fund registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company (the "Fund"), to purchase up to 10 percent of the outstanding units of limited liability company interests of the Fund ("Units"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and (a)(3), respectively (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in response to Items 1-11 of this Schedule TO.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is GAM Avalon Lancelot, LLC. The Fund's principal executive office is located at 135 East 57th Street, New York, New York 10022 and the telephone number is (212) 407-4600. The Advisor of the Fund is GAM USA Inc. (previously known as Global Asset Management (USA) Inc.) (the "Advisor"). The principal executive office of the Advisor is located at 135 East 57th Street, New York, New York 10022 and the telephone number is (212) 407-4600. The Fund's Directors are Andrew Hanges, George W. Landau, Robert J. McGuire and Roland Weiser. Their address is c/o GAM USA Inc., 135 East 57th Street, New York, New York 10022.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES

The Fund is not aware of any contact, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Advisor or Directors of the Fund or any person controlling the Fund or controlling the Advisor or Directors of the Fund; and (ii) any person, with respect to Units. However, the Fund's Limited Liability Company Agreement dated as of January 11, 2002, and amended and restated as of November 18, 2002 (the "LLC Agreement") provides that the Fund shall be dissolved if the interest of any member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire interest in the Fund for repurchase by the Fund has not been repurchased within a period of two years of such request. The Fund was previously contemplating a proposed reorganization into a Master/Feeder structure as described in Item 6 below and in previous public filings by the Fund. However, the Fund has decided not to pursue the proposed reorganization at this time, although it may decide to pursue a reorganization in the future.

ITEM 6 PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

(c) Except as described below, neither the Fund nor the Advisor nor Directors have any other plans or proposals that relate to or would result in: (i) the acquisition by any person of additional Units in the Fund (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund), or the disposition of Units in the Fund, other than as described in the Private Placement Memorandum; (ii) an extraordinary transaction, such as a

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


merger, reorganization or liquidation, involving the Fund; (iii) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Advisor or the Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Advisor; (v) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Units acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (vi) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or
(vii) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Units are not traded in any market, Items (vi), (vii) and (viii) of Item 1006(c) are not applicable to the Fund.

The Fund previously filed a Registration Statement (No. 333-123722) with the U.S. Securities and Exchange Commission (the "SEC") in order to register its interests under the Securities Act of 1933, as amended, and had taken preliminary steps toward a restructuring of its operations into a Master/Feeder structure. However, the Fund has decided not to pursue the proposed reorganization at this time, although it may decide to pursue a reorganization in the future.

On September 5, 2005, UBS AG ("UBS") and Julius Baer Holding Ltd. ("Julius Baer") entered into a definitive sale and purchase agreement pursuant to which Julius Baer agreed to purchase from UBS (the "Transaction") all of the issued and outstanding voting securities of GAM Holding AG, whose registered offices are located at Klausstr 10, 8008 Zurich, Switzerland ("GAM AG"), together with three private banks, Ehinger & Armand von Ernst AG, Ferrier Lullin & Cie. SA and Banco di Lugano SA, and certain other companies (collectively, the "Business"). Subject to the satisfaction of certain terms and conditions, the closing of the Transaction is expected to occur in early December 2005.

The Julius Baer group is one of Switzerland's leading banking institutions and manages substantial assets for private and institutional clients from all over the world. The services offered by the Julius Baer group consist mainly of asset management and investment counseling, investment funds for private and institutional investors as well as securities brokerage and foreign exchange. Julius Baer, whose principal executive offices are at Bahnhofstr, 36, P.O. Box 666 CH-8010 Zurich is majority-owned by Julius Baer Ltd., the holding company of the Julius Baer group. Prior to the closing of the Transaction, the asset management division of Julius Baer had approximately CHF90 billion (approximately US$70.4 billion as of November 2, 2005) in assets under management, and after the closing of the Transaction, the combined assets under management of Julius Baer's asset management division are expected to equal approximately CHF156 billion (approximately US$122 billion as of November 2, 2005).

The Advisor is a direct, wholly-owned subsidiary of GAM AG. GAM International Management Ltd. ("GIML"), the investment consultant and sub-adviser to the Advisor in relation to the Fund, is a direct, wholly-owned subsidiary of GAM (U.K.) Limited, which in turn is a wholly-owned subsidiary of GAM AG. Upon the closing of the Transaction, each of the Advisor and GIML will become indirect, wholly owned subsidiaries of Julius Baer.

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


The 1940 Act requires that an advisory agreement of an investment company provide for automatic termination of the agreement in the event of its "assignment" (as defined in the 1940 Act). A sale of a controlling block of an investment adviser's voting securities generally is deemed to result in an assignment of the investment adviser's advisory agreements. The closing of the Transaction will constitute an indirect sale of a controlling block of voting securities of the Advisor and GIML, and result in the automatic termination of
(i) the Advisor's  appointment  as investment  adviser to the Fund under Section
3.4 of the Fund's Limited Liability Company Agreement dated as of January 11, 2002, as amended and restated as of November 18, 2002 (the "Prior Investment Advisory Contract") and (ii) GIML's appointment as investment consultant and sub-adviser to the Advisor in relation to the Fund pursuant to the Investment Advisory Agreement between the Advisor and GIML dated as of January 1, 2001, as amended and restated as of January 23, 2002 (the "Prior Sub-Advisory Contract").

To avoid disruption of the investment program of the Fund upon termination of the Prior Investment Advisory Contract and the Prior Sub-Advisory Contract, the Fund's Board of Directors (including a majority of the Board of Directors who are not "interested persons" of the Fund as defined in the 1940 Act), approved at an in person meeting held on November 9, 2005 (i) the appointment of the Advisor as investment adviser to the Fund and the appointment of GIML as investment consultant and sub-adviser to the Advisor in relation to the Fund pursuant to separate interim investment advisory agreements, each such investment advisory agreement to become effective as of the closing of the Transaction as an interim agreement as described in Rule 15a-4 under the 1940 Act (the "Interim Investment Advisory Agreements") and (ii) subject to the approval of the members of the Fund, the appointment of the Advisor as investment adviser to the Fund and GIML as investment consultant and sub-adviser to the Advisor in relation to the Fund pursuant to new and separate investment advisory agreements (the "New Investment Advisory Agreements"), each such New Investment Advisory Agreement to become effective as of the termination of the Interim Investment Advisory Agreement, which such New Investment Advisory Agreement is intended to replace. The terms of each Interim Investment Advisory Agreement and each New Investment Advisory Agreement will be identical in all material respects to the Prior Investment Advisory Contract that preceded such Interim Investment Advisory Agreement or New Investment Advisory Agreement, as applicable, except that each Interim Investment Advisory Agreement will provide for (i) management fees to be paid into an interest-bearing escrow account, (ii) its automatic termination upon 150 days from the date of its execution and (iii) its termination upon 10 calendar days' written notice with the approval of a majority of the Board of Directors or by a vote of a majority of the outstanding voting securities of the Fund. Each Interim Investment Advisory Agreement and each New Investment Advisory Agreement will provide for an aggregate fee to be paid to the Advisor or GIML that is calculated in the same manner as the compensation that is payable to the Advisor and GIML under the Prior Investment Advisory Contract and the Prior Sub-Advisory Contract, respectively.

At the Fund's Board of Directors on November 9, 2005, the Board of Directors appointed Andrew Hanges as a Director, Chairman of the Board of Directors. The appointment was made to fill a vacancy on the Board of Directors created by the resignation of Dr. Burkhard Poschadel, effective as of November 9, 2005, as a Director and Chairman of the Board of Directors.

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


ITEM 7.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(b) There are no material conditions to the financing of the transaction. There are no alternate financing plans or arrangements for the transaction.

ITEM 8.       INTEREST IN SECURITIES OF THE ISSUER

(a) Neither the Advisor nor any Director of the Fund, nor any person controlling the Fund or the Advisor or any Director of the Fund, nor any associate or subsidiary of such person, holds any Units.

ITEM 9.       PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.      FINANCIAL STATEMENTS

(a)(1) Reference is made to the unaudited financial statements of the Fund for the period ended September 30, 2005, which are being furnished herewith as Exhibit (a)(6) and are incorporated herein by reference. The audited Financial Statements of the Fund for the fiscal year ended March 31, 2005, are incorporated herein by reference to the Form N-CSR filed by the Fund with the SEC via EDGAR on June 7, 2005 and Form NSAR-B filed by the Fund with the SEC via EDGAR on May 31, 2005. The financial statements may be inspected on the SEC's website, http://www.sec.gov/edgar/searchedgar/webusers.htm, or at the offices of the Fund, and copies may be obtained by contacting the Fund.

(2) The Fund is not required to, and does not, file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

(3)    Not Applicable.

(4) The Fund does not have shares, and consequently does not have book value per share information.

(b) The Fund's assets will be reduced by the amount of the validly tendered Units. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.      ADDITIONAL INFORMATION

       (a)(1) As discussed above, in order to avoid disruption of the investment program of the Fund upon the closing of the Transaction and the termination of the Prior Investment Advisory Contract and the Prior Sub-Advisory Contract, the Fund's Board of Directors approved at an in person meeting held on November 9, 2005 (i) the appointment of the Advisor as investment adviser to the Fund and GIML as investment consultant and sub-adviser to the Advisor in relation to the Fund pursuant to the Interim Investment Advisory Agreements, each such Interim


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


              Investment Advisory Agreement to become effective as of the closing of the Transaction and (ii) subject to the approval of the members of the Fund, the appointment of the Advisor as investment adviser to the Fund and GIML as investment consultant and sub-adviser to the Advisor in relation to the Fund pursuant to the New Investment Advisory Agreements, each such New Investment Advisory Agreement to become effective as of the termination of the Interim Investment Advisory Agreement, which such New Investment Advisory Agreement is intended to replace. Each Interim Investment Advisory Agreement and each New Investment Advisory Agreement will provide for an aggregate fee to be paid to the Advisor or GIML that is calculated in the same manner as the compensation that is payable to the Advisor and GIML under the Prior Investment Advisory Contract and the Prior Sub-Advisory Contract, respectively.

       (2)    None.

       (3)    Not Applicable.

       (4)    None.

       (5)    None.

       (b)    None.

ITEM 12.      EXHIBITS

       (a)(1) Cover Letter to Offer to Purchase and Letter of Transmittal.

       (a)(2) Offer to Purchase (with unaudited financial statements enclosed).

       (a)(3) Letter of Transmittal.

       (a)(4) Notice of Withdrawal of Tender.

       (a)(5) Forms of Letters dated January 9, 2006, from the Fund to Members in connection with acceptance of offers of tender.

       (a)(6) Unaudited financial statements of the Fund for the period ended September 30, 2005.

       (d) The Fund's Registration Statement No. 333-123722 is incorporated herein by reference.

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


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        GAM AVALON LANCELOT, LLC
                                        By:  GAM USA Inc.
                                        Advisor

                                        By:  /s/ Kenneth A. Dursht
                                             ----------------------
                                        Name:  Kenneth A. Dursht
                                        Title: Authorized Signatory

November 10, 2005

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


                                  EXHIBIT INDEX

EXHIBIT

       (a)(1) Cover Letter to Offer to Purchase and Letter of Transmittal.

       (a)(2) Offer to Purchase (with unaudited financial statements enclosed).

       (a)(3) Letter of Transmittal.

       (a)(4) Notice of Withdrawal of Tender.

       (a)(5) Forms of Letters dated January 9, 2006, from the Fund to Members in connection with acceptance of offers of tender.

       (a)(6) Unaudited financial statements of the Fund for the period ended September 30, 2005.

       (d) The Fund's Registration Statement No. 333-123722 is incorporated herein by reference.

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